**Exhibit 99.2**

*Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



# Li Auto Inc.
# 理 想 汽 車

*(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 2015)**

## INTERIM RESULTS ANNOUNCEMENT
## FOR THE SIX MONTHS ENDED JUNE 30, 2025

The board (the "**Board**") of directors (the "**Directors**") of Li Auto Inc. ("**Li Auto**", or the "**Company**") is pleased to announce the unaudited interim consolidated results of the Company for the six months ended June 30, 2025 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2024. These interim results have been prepared in accordance with generally accepted accounting principles in the United States of America (the "**U.S. GAAP**") and have been reviewed by the audit committee (the "**Audit Committee**") of the Board. The unaudited condensed consolidated financial statements for the six months ended June 30, 2025 were reviewed by PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity".

In this announcement, "we," "us," and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" heading in the "Notes to the Unaudited Condensed Consolidated Financial Statements" section).

## FINANCIAL PERFORMANCE HIGHLIGHTS

| | For the Six Months Ended June 30, | | |
| --- | --- | --- | --- |
| | 2024 | **2025** | Change (%) |
| | (Unaudited) | **(Unaudited)** | |
| | *(RMB in thousands, except for percentages)* | | |
| Revenues | 57,312,056 | **56,172,427** | (2.0)% |
| Gross profit | 11,461,247 | **11,385,428** | (0.7)% |
| (Loss) /Income from operations | (116,873) | **1,098,672** | N/A |
| Income before income tax | 1,853,641 | **2,063,409** | 11.3% |
| Net income | 1,692,066 | **1,743,581** | 3.0% |
| Comprehensive income attributable to the ordinary shareholders of Li Auto Inc. | 1,647,659 | **1,499,289** | (9.0)% |
| **Non-GAAP Financial Measures:** | | | |
| Non-GAAP net income | 2,779,406 | **2,482,436** | (10.7)% |

**Non-GAAP Financial Measures**

The Company uses non-GAAP financial measures, such as non-GAAP net income, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the periods indicated.

|  | For the Six Months Ended June 30, | |
| --- | ---: | ---: |
|  | 2024 | **2025** |
|  | (Unaudited) | **(Unaudited)** |
|  | *(RMB in thousands)* | |
| Net income | 1,692,066 | **1,743,581** |
| Share-based compensation expenses | 1,087,340 | **738,855** |
| **Non-GAAP net income** | 2,779,406 | **2,482,436** |

**BUSINESS REVIEW AND OUTLOOK**

**Business Review for the Reporting Period**

In the first half of 2025, we remained committed to strengthening our products and enhancing our services through a user-centric approach, continuously creating user value. As a result, we remained the sales champion among Chinese automotive brands in the RMB200,000 and higher new energy vehicle market in China with a 13.6% market share for the first half of 2025. Total deliveries of Li Auto vehicles were 203,938 in the first half of 2025, representing a year-over-year increase of 7.9%, with total revenues reaching RMB56.2 billion. As of June 30, 2025, our cumulative deliveries reached 1,337,810 vehicles.

*Products*

With user experience as our core focus, we innovate to create superior products, meeting the diverse needs of different users across price, size, intelligent features, and other aspects with an increasingly rich product portfolio.

In the first half of 2025, we launched the new Li MEGA Ultra and the new Li L series. With this refreshed product portfolio, we are further enhancing the user experience. The new Li L series features an upgraded chassis control, exterior and interior design, and intelligent cockpit, among others. The refresh also upgrades all models equipped with the Li AD Max advanced assisted driving system with NVIDIA Thor-U chip and all Li AD Pro models with Horizon Robotics Journey 6M chip and LiDAR. Additionally, we launched Li MEGA Home, which comes with the premium features of Li Auto's flagship model, including zero-gravity second-row seats that can rotate 45°, 90°, and 180°, and electrically powered front doors with a quiet-close mechanism. Li MEGA Home is priced at RMB559,800, while prices for the other refreshed models remain unchanged. Deliveries for all these models began in May.

Our deep insights into user needs and strong technological innovation capabilities further reinforced the strength of our products, enabling us to deliver enhanced user value and an exceptional spatial experience. This propelled the sales of the newly launched Li MEGA Home significantly beyond our expectations, establishing Li MEGA as the best-selling MPV priced above RMB500,000 regardless of power source since May and the top-selling battery electric vehicle ("**BEV**") in the priced above RMB500,000 segment since June.

*Research and Development ("R&D")*

Dedicated to long-term investment in foundational research and development, we are actively pursuing technological innovation to drive continuous iteration across products, systems, and platforms. Our consistent efforts directly transform research breakthroughs into tangible enhancements in user experience across areas including assisted driving, smart space, and smart electric features.

In the first half of 2025, we continued to evolve our assisted driving solution. Our in-house developed VLA Driver large model deploys our new generation assisted driving architecture, integrating spatial, language, and behavioral intelligence into a single model. The model boasts robust 3D spatial comprehension, logical reasoning, and behavior generation capabilities. It enables the assisted driving system to perceive, think, and dynamically adapt to changing environments, significantly enhancing the assisted driving experience for users. Our proprietary reconstructive and generative cloud-based unified world model creates realistic simulation environments that support the closed-loop reinforcement learning of VLA Driver large model at scale and continuously enhance its capabilities.

In terms of smart space features, Li Xiang Tong Xue received new images and the ability to independently plan and execute complex commands in the first half of 2025. It has now evolved into a more intelligent and efficient assistant for daily life, entertainment, and driving needs. Users can instruct Li Xiang Tong Xue via voice commands to order meals, book seats, track packages, and more. It also recognizes each family member and remembers dedicated conversation histories, enabling more personalized interactions.

While advancing proprietary technology, we are equally committed to fostering shared progress across the industry. In line with this commitment, since April 2025, we have been gradually open-sourcing our proprietary smart vehicle operating system, Li Halo OS. By inviting industry participants and global developers to collaborate, we aim to continuously optimize system performance and drive ecosystem innovation.

In addition, we established our first overseas R&D center in Munich, Germany in January 2025 which will collaborate with our R&D team in China to develop next-generation technologies across four key areas, including vehicle design, power semiconductors, smart chassis, and electric drivetrains. Through this global R&D strategy, we aim to attract global R&D talents from diverse backgrounds to drive technological innovation and maintain long-term competitiveness in this rapidly evolving industry.

### *Supply Chain*

We remain committed to developing core technologies in-house, including proprietary electric motors and silicon carbide power chips, with power modules that are developed and manufactured internally. At the same time, we are deploying win-win partnership models with our suppliers, driving efficient collaboration and continuous innovation across the supply chain. This enables us to continuously optimize operational efficiency and cost management, building a more mature, robust, and streamlined supply chain ecosystem. By working closely with our supply chain partners, we will jointly enhance user value and support the smooth delivery of more vehicles from our expanding portfolio of models.

### *Manufacturing*

We continue to operate our own manufacturing facilities, including two green intelligent manufacturing bases in Changzhou and Beijing, China. Through highly automated, intelligent, and digitalized production lines, we empower the entire vehicle manufacturing process through algorithms, data and AI technologies. Leveraging our proprietary intelligent systems and platforms, such as the Lianshan quality monitoring and early warning platform and the Li-MOS manufacturing management system, we can ensure product quality while continuously enhancing manufacturing efficiency through ongoing innovation.

## Sales and Servicing Network

In the first half of 2025, we continued to focus on premium auto parks and shopping malls, strategically expanding the number of stores and optimizing their structure. We increased the proportion of stores in major auto parks, while further extending our presence into lower-tier cities, so as to efficiently expand and upgrade our sales and servicing network. As of June 30, 2025, we had 530 retail stores in 151 cities, as well as 511 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities in China.

As part of our BEV strategy, we continue to expand our super charging network to provide users with efficient and convenient charging experiences. In the first half of 2025, we added 1,124 new Li Auto super charging stations with 6,555 charging stalls. As of June 30, 2025, we had built the largest super charging network among Chinese automakers, with 2,851 Li Auto super charging stations in operation nationwide, equipped with 15,655 charging stalls. Furthermore, we continue to develop innovative charging solutions. In June 2025, we launched China's first pull-through super charging station that functions like a gas station. It allows multiple vehicles to charge simultaneously at ultra-fast speeds while users remain in their cars, delivering a refueling-like experience.

## Environmental, Social and Governance (ESG)

On April 10, 2025, we released our 2024 ESG report, highlighting our progress toward achieving sustainability objectives and reflecting our firm commitment to fostering a more sustainable future. For more information on our ESG initiatives and to access the complete ESG report in simplified Chinese, traditional Chinese, and English, please visit the ESG section of our investor relations website at https://ir.lixiang.com/esg.

## Recent Developments After the Reporting Period

### Delivery Update

In July 2025, the Company delivered 30,731 vehicles. As of July 31, 2025, in China, the Company had 535 retail stores in 153 cities, 527 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities, and 3,028 super charging stations in operation equipped with 16,671 charging stalls.

### Environmental, Social, and Governance (ESG) Performance

In July 2025, the Company received the highest MSCI ESG rating of "AAA" for the third consecutive year, reflecting its effective management of ESG risks and opportunities.

*Li i8*

In July 2025, the Company launched Li i8, a six-seat battery electric family SUV. Built on a new high-voltage BEV platform, Li i8 comes standard with a dual-motor all-wheel drive system with a proprietary drive motor and adopts a 97.8 kWh ternary lithium 5C super charging battery pack to deliver a 720 km CLTC range. Li i8 supports a 500 km driving range with only ten minutes of charging, offering a range anxiety-free travel experience backed by the largest super charging network among Chinese automakers. Its yacht-inspired design offers low drag, spacious interiors, and panoramic visibility. As an SUV of the new era, Li i8 combines off-road versatility, sedan-like handling, and MPV-grade comfort. Additionally, Li i8 comes standard with LiDAR and features the Li AD Max advanced assisted driving system powered by its proprietary VLA Driver large model, as well as Li Xiang Tong Xue Agent supported by its proprietary foundation model, MindGPT. Li i8 is priced at RMB339,800, with deliveries having started on August 20, 2025.

**Business Outlook**

In the second half of 2025, we will continue to diversify our product portfolio with the planned September launch of Li i6, a five-seat battery electric family SUV that addresses the growing user demand for BEVs. We will also enhance our organizational capabilities, optimize our sales and servicing network, and deliver a more convenient charging experience by steadily expanding our charging network toward our target of 4,000 stations by year-end. Looking ahead, we will deepen our commitment to brand building and enhance our brand's emotional value by exploring diverse avenues to foster deeper and multifaceted connections with users. Additionally, we will dedicate ourselves to driving product and technological innovation. Leveraging our robust R&D capabilities and open ecosystem philosophy, we aim to provide a premium private space for a broader range of consumers, including families, while continuously contributing to the advancement of global intelligent technologies.

## MANAGEMENT DISCUSSION AND ANALYSIS

| | For the Six Months Ended June 30, | |
|---|---|---|
| | 2024 | 2025 |
| | (Unaudited) | (Unaudited) |
| | *(RMB in thousands)* | |
| **Revenues:** | | |
| Vehicle sales | 54,571,281 | **53,563,718** |
| Other sales and services | 2,740,775 | **2,608,709** |
| **Total revenues** | 57,312,056 | **56,172,427** |
| **Cost of sales:** | | |
| Vehicle sales | (44,197,162) | **(43,075,219)** |
| Other sales and services | (1,653,647) | **(1,711,780)** |
| **Total cost of sales** | (45,850,809) | **(44,786,999)** |
| **Gross profit** | 11,461,247 | **11,385,428** |
| **Operating expenses:** | | |
| Research and development | (6,076,467) | **(5,324,024)** |
| Selling, general and administrative | (5,792,690) | **(5,248,770)** |
| Other operating income, net | 291,037 | **286,038** |
| **Total operating expenses** | (11,578,120) | **(10,286,756)** |
| **(Loss)/Income from operations** | (116,873) | **1,098,672** |
| **Other (expense)/income:** | | |
| Interest expense | (71,829) | **(97,996)** |
| Interest income and investment income, net | 1,438,922 | **1,012,715** |
| Others, net | 603,421 | **50,018** |
| **Income before income tax** | 1,853,641 | **2,063,409** |
| Income tax expense | (161,575) | **(319,828)** |
| **Net income** | 1,692,066 | **1,743,581** |
| Less: Net (loss)/income attributable to noncontrolling interests | (3,085) | **686** |
| **Net income attributable to ordinary shareholders of Li Auto Inc.** | 1,695,151 | **1,742,895** |
| **Net income** | 1,692,066 | **1,743,581** |
| **Other comprehensive loss, net of tax** | | |
| Foreign currency translation adjustment, net of nil tax | (47,492) | **(243,606)** |
| **Total other comprehensive loss, net of tax** | (47,492) | **(243,606)** |
| **Total comprehensive income** | 1,644,574 | **1,499,975** |
| Less: Net (loss)/income attributable to noncontrolling interests | (3,085) | **686** |
| **Comprehensive income attributable to ordinary shareholders of Li Auto Inc.** | 1,647,659 | **1,499,289** |

**Revenues**

Total revenues decreased by 2.0% from RMB57.3 billion for the six months ended June 30, 2024 to RMB56.2 billion for the six months ended June 30, 2025.

Revenues from vehicle sales decreased by 1.8% from RMB54.6 billion for the six months ended June 30, 2024 to RMB53.6 billion for the six months ended June 30, 2025, primarily attributable to the lower average selling price due to different product mix, interest subsidies provided to customers and increased sales incentives, partially offset by the increase in vehicle deliveries.

Revenues from other sales and services decreased by 4.8% from RMB2.7 billion for the six months ended June 30, 2024 to RMB2.6 billion for the six months ended June 30, 2025. Revenues from other sales and services remained relatively stable over the six months ended June 30, 2024.

**Cost of Sales**

Cost of sales decreased by 2.3% from RMB45.9 billion for the six months ended June 30, 2024 to RMB44.8 billion for the six months ended June 30, 2025, primarily attributable to the lower average cost of sales due to cost reduction and different product mix, partially offset by the increase in vehicle deliveries.

**Gross Profit and Gross Margin**

As a result of the foregoing, gross profit decreased by 0.7% from RMB11.5 billion for the six months ended June 30, 2024 to RMB11.4 billion for the six months ended June 30, 2025. The increase in gross margin from 20.0% for the six months ended June 30, 2024 to 20.3% for the six months ended June 30, 2025 was mainly due to the increase of vehicle margin.

Vehicle margin increased from 19.0% for the six months ended June 30, 2024 to 19.6% for the six months ended June 30, 2025, primarily attributable to lower average cost of sales mainly due to cost reduction, partially offset by lower average selling price due to different product mix, interest subsidies provided to customers and increased sales incentives.

**Research and Development Expenses**

Research and development expenses decreased by 12.4% from RMB6.1 billion for the six months ended June 30, 2024 to RMB5.3 billion for the six months ended June 30, 2025, primarily due to decreased employee compensation.

**Selling, General and Administrative Expenses**

Selling, general and administrative expenses decreased by 9.4% from RMB5.8 billion for the six months ended June 30, 2024 to RMB5.2 billion for the six months ended June 30, 2025, primarily due to decreased employee compensation and improved operational efficiency.

**Income/(Loss) from Operations**

As a result of the foregoing, income from operations was RMB1.1 billion for the six months ended June 30, 2025, compared with RMB116.9 million loss from operations for the six months ended June 30, 2024.

**Interest Income and Investment Income, Net**

Interest income and investment income, net decreased by 29.6% from RMB1.4 billion for the six months ended June 30, 2024 to RMB1.0 billion for the six months ended June 30, 2025, primarily attributable to the fair value change of equity investment.

**Income Tax Expense**

Income tax expense increased by 97.9% from RMB161.6 million for the six months ended June 30, 2024 to RMB319.8 million for the six months ended June 30, 2025, primarily due to the increase in effective tax rate, as well as the growth of income before income tax. Effective tax rate increased to 15.5% for the six months ended June 30, 2025 from 8.7% for the six months ended June 30, 2024.

**Net Income**

As a result of the foregoing, net income was RMB1.7 billion, and remained relatively stable over the six months ended June 30, 2024.

**Liquidity and Source of Funding and Borrowing**

During the six months ended June 30, 2025, we funded our cash requirements principally through our existing cash and capital resources. Our cash position[1] was RMB106.9 billion as of June 30, 2025, compared to RMB112.8 billion as of December 31, 2024.

The maturity profile of borrowings of the Group as at June 30, 2025 is set out in note 5 to the unaudited condensed consolidated financial statements in this announcement.

**Significant Investments**

The Group did not make or hold any significant investments during the six months ended June 30, 2025.

**Material Acquisitions and Disposals**

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2025.

**Pledge of Assets**

As at June 30, 2025, we secured certain production plants and land use rights for borrowings, detail of which are set out in note 5 to the unaudited condensed consolidated financial statements in this announcement. Save as disclosed in this announcement, we did not have material pledged assets as at June 30, 2025.

---

1.    Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

**Future Plans for Material Investments or Capital Asset**

The Group did not have detailed future plans for material investments or capital assets as at June 30, 2025.

**Gearing Ratio**

As at June 30, 2025, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 54.3% (as at December 31, 2024: 56.1%).

**Foreign Exchange Exposure**

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

**Contingent Liabilities**

The Company had no material contingent liabilities as at June 30, 2025.

**Capital Commitment**

As at June 30, 2025, capital commitment of the Company was RMB8.6 billion (as at December 31, 2024: RMB6.4 billion), mainly on construction and purchase of production facilities, equipment and tooling.

**Employees and Remuneration**

The total employee remuneration expenses for the Reporting Period, including share-based compensation expenses, were RMB6.7 billion, as compared with RMB7.1 billion for the six months ended June 30, 2024.

Our employees' remuneration mainly comprises salaries, bonuses and social security contributions. We have made contributions to our employees' social security (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds pursuant to applicable laws and regulations.

We have developed a systematically training structure, which covers both management and professional career development paths. Our employees regularly receive training from management, technology, regulatory and other internal speakers and external consultants. Our employees can also improve their skills through mutual learning among colleagues. New employees will receive pre-job training and general training.

As of June 30, 2025, the Company had a total of 31,018 employees. The following table sets forth the total number of employees by function as of June 30, 2025:

| Function | As of June 30, 2025 |
|---|---|
| Research and Development | 5,868 |
| Production | 9,705 |
| Sales | 12,862 |
| General and Administrative | 2,583 |
| **Total** | **31,018** |

We have also adopted the 2019 Share Incentive Plan, the 2020 Share Incentive Plan and the 2021 Share Incentive Plan.

## CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

### Compliance with the Code on Corporate Governance Practices

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Xiang Li ("**Mr. Li**") performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

### Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

### Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Prof. Xiao Xing, Mr. Zhao Hongqiang (being the Company's independent non-executive Director with the appropriate professional qualifications) and Mr. Jiang Zhenyu, with Prof. Xiao as the chairperson of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements of the Company for the six months ended June 30, 2025 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

## OTHER INFORMATION

**Purchase, Sale or Redemption of the Company's Listed Securities or Sale of Treasury Shares**

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange and Nasdaq or sold any treasury Shares (as defined under the Listing Rules) during the Reporting Period. As at June 30, 2025, the Company did not hold any treasury Shares (as defined under the Listing Rules).

**Material Litigation**

Save as discussed below, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2025 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period and up to the date of this announcement which could have a material and adverse effect on our financial condition or results of operations.

We and certain of our officers and Directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York, captioned *Banurs v. Li Auto Inc. et al* and *Chaudary v. Li Auto Inc. et al.* Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company's SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption *Banurs v.Li Auto Inc. et al* (the "Lawsuit"). On March 27, 2025, the lead plaintiff filed a first amended complaint, followed by a second amended complaint on June 6, 2025. On July 2, 2025, the individual defendants accepted service of the second amended complaint. On July 21, 2025, the Company and the individual defendants filed a motion to dismiss the second amended complaint, and briefing is currently ongoing. As of the date of this announcement, the Lawsuit remains in its preliminary stage. The Company has been advised that litigation similar to the Lawsuit is not uncommon for companies listed in the U.S; while the outcome is uncertain, the Company believes that the Lawsuit is without merit and intends to defend its position vigorously to the extent the Lawsuit remains active. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the Lawsuit despite our belief that it is meritless. Any adverse outcome of the Lawsuit, including any plaintiff's appeal of a judgment, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation. The litigation process may be costly and divert management's attention from the day-to-day operations, all of which could harm our business. In the event that our initial defense is unsuccessful, the Company cannot assure that we will prevail in any appeal. The Company will closely monitor developments relating to the Lawsuit and continue to evaluate its impact on the Group.

**Events after the Reporting Period**

There were no significant events that might affect the Company since June 30, 2025.

**Interim Dividend**

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2025.

**UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**

*(All amounts in thousands, except for share and per share data)*

| | Notes | For the Six Months Ended June 30, 2024 RMB | 2025 RMB |
|---|---|---|---|
| **Revenues:** | | | |
| Vehicle sales | | 54,571,281 | **53,563,718** |
| Other sales and services | | 2,740,775 | **2,608,709** |
| **Total revenues** | 6 | 57,312,056 | **56,172,427** |
| **Cost of sales:** | | | |
| Vehicle sales | | (44,197,162) | **(43,075,219)** |
| Other sales and services | | (1,653,647) | **(1,711,780)** |
| **Total cost of sales** | | (45,850,809) | **(44,786,999)** |
| **Gross profit** | | 11,461,247 | **11,385,428** |
| **Operating expenses:** | | | |
| Research and development | | (6,076,467) | **(5,324,024)** |
| Selling, general and administrative | | (5,792,690) | **(5,248,770)** |
| Other operating income, net | | 291,037 | **286,038** |
| **Total operating expenses** | | (11,578,120) | **(10,286,756)** |
| **(Loss) /Income from operations** | | (116,873) | **1,098,672** |
| **Other (expense)/income:** | | | |
| Interest expense | | (71,829) | **(97,996)** |
| Interest income and investment income, net | | 1,438,922 | **1,012,715** |
| Others, net | | 603,421 | **50,018** |
| **Income before income tax** | | 1,853,641 | **2,063,409** |
| Income tax expense | 8 | (161,575) | **(319,828)** |
| **Net income** | | 1,692,066 | **1,743,581** |
| Less: Net (loss)/income attributable to noncontrolling interests | | (3,085) | **686** |

16

**UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)**

*(All amounts in thousands, except for share and per share data)*

| | Notes | For the Six Months Ended June 30, 2024 RMB | 2025 RMB |
|---|---|---|---|
| **Net income attributable to ordinary shareholders of Li Auto Inc.** | | 1,695,151 | **1,742,895** |
| | | | |
| **Weighted average number of ordinary shares** | | | |
| Basic | 7 | 1,988,142,132 | **2,010,096,159** |
| Diluted | 7 | 2,128,864,956 | **2,140,376,288** |
| | | | |
| **Net earnings per share attributable to ordinary shareholders** | | | |
| Basic | 7 | 0.85 | **0.87** |
| Diluted | 7 | 0.80 | **0.82** |
| | | | |
| **Net income** | | 1,692,066 | **1,743,581** |
| | | | |
| **Other comprehensive loss, net of tax** | | | |
| Foreign currency translation adjustment, net of nil tax | | (47,492) | **(243,606)** |
| | | | |
| **Total other comprehensive loss, net of tax** | | (47,492) | **(243,606)** |
| | | | |
| **Total comprehensive income** | | 1,644,574 | **1,499,975** |
| Less: Net (loss)/income attributable to noncontrolling interests | | (3,085) | **686** |
| | | | |
| **Comprehensive income attributable to ordinary shareholders of Li Auto Inc.** | | 1,647,659 | **1,499,289** |

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

# UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

*(All amounts in thousands, except for share and per share data)*

| | Notes | As of December 31, 2024 RMB | As of June 30, 2025 RMB |
|---|---|---|---|
| **ASSETS** | | | |
| Current assets: | | | |
| Cash and cash equivalents | | 65,901,123 | **49,790,369** |
| Restricted cash | | 6,849 | **6,597** |
| Time deposits and short-term investments | | 46,904,548 | **57,128,448** |
| Trade receivable | 3 | 135,112 | **85,698** |
| Inventories | | 8,185,604 | **11,732,340** |
| Prepayments and other current assets | | 5,176,546 | **4,793,124** |
| Total current assets | | 126,309,782 | **123,536,576** |
| | | | |
| Non-current assets: | | | |
| Long-term investments | | 922,897 | **827,727** |
| Property, plant and equipment, net | | 21,140,933 | **22,031,465** |
| Operating lease right-of-use assets, net | | 8,323,963 | **9,100,442** |
| Intangible assets, net | | 914,951 | **933,707** |
| Goodwill | | 5,484 | **5,484** |
| Deferred tax assets | | 2,542,180 | **2,855,550** |
| Other non-current assets | | 2,188,888 | **1,995,054** |
| Total non-current assets | | 36,039,296 | **37,749,429** |
| **Total assets** | | 162,349,078 | **161,286,005** |
| | | | |
| **LIABILITIES AND EQUITY** | | | |
| Current liabilities: | | | |
| Short-term borrowings | 5 | 281,102 | **6,391,223** |
| Trade and notes payable | 4 | 53,596,194 | **49,967,321** |
| Amounts due to related parties | | 11,492 | **18,176** |
| Deferred revenue, current | | 1,396,489 | **1,405,462** |
| Operating lease liabilities, current | | 1,438,092 | **1,632,735** |
| Finance lease liabilities, current | | 95,205 | **100,971** |
| Accruals and other current liabilities | | 12,397,322 | **11,696,368** |
| Total current liabilities | | 69,215,896 | **71,212,256** |

**UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)**

*(All amounts in thousands, except for share and per share data)*

| | Notes | As of December 31, 2024 RMB | As of June 30, 2025 RMB |
|---|---|---|---|
| Non-current liabilities: | | | |
| Long-term borrowings | 5 | 8,151,598 | **1,834,260** |
| Deferred revenue, non-current | | 720,531 | **663,117** |
| Operating lease liabilities, non-current | | 5,735,738 | **6,354,236** |
| Finance lease liabilities, non-current | | 642,984 | **602,495** |
| Deferred tax liabilities | | 864,999 | **762,974** |
| Other non-current liabilities | | 5,696,950 | **6,228,174** |
| Total non-current liabilities | | 21,812,800 | **16,445,256** |
| **Total liabilities** | | 91,028,696 | **87,657,512** |
| **Total shareholders' equity** | | 71,320,382 | **73,628,493** |
| **Total liabilities and shareholders' equity** | | 162,349,078 | **161,286,005** |

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

**UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS**

*(All amounts in thousands, except for share and per share data)*

|  | For the Six Months Ended June 30, | |
| --- | --- | --- |
|  | 2024 | **2025** |
|  | *RMB* | ***RMB*** |
| Net cash used in operating activities | (3,771,783) | **(4,737,187)** |
| Net cash used in investing activities | (6,937,514) | **(11,186,513)** |
| Net cash provided by/(used in) financing activities | 80,514 | **(8,631)** |
| Effect of exchange rate changes on cash, cash equivalents and restricted cash | 88,070 | **(178,675)** |
| **Net change in cash, cash equivalents and restricted cash** | (10,540,713) | **(16,111,006)** |
| Cash, cash equivalents and restricted cash at beginning of the period | 91,329,509 | **65,907,972** |
| **Cash, cash equivalents and restricted cash at end of the period** | 80,788,796 | **49,796,966** |

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

# NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

*(All amounts in thousands, except for share and per share data)*

## 1 GENERAL INFORMATION

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the "VIEs") and VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

In preparation for the initial public offering and listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKEX"), the Group underwent a reorganization (the "Reorganization") to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group's Business.

The Company's shares have been listed on the HKEX since August 12, 2021.

This unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2025 is presented in Renminbi and all values are rounded to the nearest thousand (RMB'000) unless otherwise indicated. This unaudited condensed consolidated financial statements for the six months ended June 30, 2025 was approved on August 28, 2025.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### (a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEX, as amended, supplemented or otherwise modified from time to time. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position as of December 31, 2024 and June 30, 2025, and its results of operations and cash flows for the six months ended June 30, 2024 and 2025. The consolidated balance sheet as of December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2024. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

# NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*(All amounts in thousands, except for share and per share data)*

## 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (b)    Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, determination of vendor and customer rebates and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

### (c)    Segment reporting

ASC 280, "Segment Reporting", establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

The Group as a one reportable segment derives revenue from sales of vehicles and embedded products and services, as well as other sales and services which are sold or provided separately, which include providing non-warranty after-sales services, sales of charging stalls, goods from online store and accessories, sales of Li Plus Membership, and commission service. Based on the criteria established by ASC 280 "Segment Reporting", chief operating decision maker ("CODM") has been identified as management committee, comprised of chief executive officer, chief financial officer, and certain other members of management team. CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one reportable segment.

The primary measure of segment revenue and profitability for the Group's operating segment is considered to be consolidated revenue and net income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of sales, research and development expenses, selling, general and administrative expenses which are separately presented on the Group's unaudited condensed consolidated statements of comprehensive income. Other segment items within net income include interest expenses, interest income and investment income, net, others, net and income tax expense.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, and the Group's revenues are substantially derived from the PRC, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For the operating results of segment provided to and reviewed by CODM, please refer to the unaudited condensed consolidated statements of comprehensive income.

# NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*(All amounts in thousands, except for share and per share data)*

### 3 TRADE RECEIVABLE

An aging analysis of the trade receivable based on the recognition date and net of allowance for credit losses, is as follows:

| | As of | |
| --- | --- | --- |
| | December 31, 2024 | June 30, 2025 |
| Within 3 months | 75,719 | 75,108 |
| Between 3 months and 6 months | 50,223 | 1,122 |
| Between 6 months and 1 year | 904 | 1,129 |
| More than 1 year | 8,266 | 8,339 |
| **Total** | 135,112 | 85,698 |

### 4 TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

| | As of | |
| --- | --- | --- |
| | December 31, 2024 | June 30, 2025 |
| Trade payable for raw materials | 40,041,977 | 32,063,334 |
| Notes payable | 13,554,217 | 17,903,987 |
| **Total** | 53,596,194 | 49,967,321 |

An aging analysis of the trade and notes payable as at December 31, 2024 and June 30, 2025 is as follows. The aging analysis is based on the time of recognizing the purchase of materials and goods or accepting services.

| | As of | |
| --- | --- | --- |
| | December 31, 2024 | June 30, 2025 |
| Within 3 months | 32,471,247 | 32,243,110 |
| Between 3 months and 6 months | 20,387,075 | 10,250,091 |
| Between 6 months and 1 year | 711,292 | 7,440,267 |
| More than 1 year | 26,580 | 33,853 |
| **Total** | 53,596,194 | 49,967,321 |

# NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*(All amounts in thousands, except for share and per share data)*

## 5    BORROWINGS

Borrowings consist of the following:

|  | As of December 31, 2024 | As of June 30, 2025 |
|---|---|---|
| **Short-term borrowings:** | | |
| Convertible debt[1] | – | **6,124,563** |
| Secured borrowing[2] | 181,102 | **216,660** |
| Credit guaranteed borrowing[3] | 100,000 | **50,000** |
| **Total short-term borrowings[4]** | 281,102 | **6,391,223** |

|  | As of December 31, 2024 | As of June 30, 2025 |
|---|---|---|
| **Long-term borrowings:** | | |
| Secured borrowing[2] | 1,896,701 | **1,834,260** |
| Convertible debt[1] | 6,254,897 | – |
| **Total long-term borrowings** | 8,151,598 | **1,834,260** |
| **Total borrowings** | 8,432,700 | **8,225,483** |

# NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*(All amounts in thousands, except for share and per share data)*

## 5 BORROWINGS (CONTINUED)

(1) In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of June 30, 2025, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. None were surrendered for repurchase pursuant to holders' put right and US$862,500 aggregate principal amount of the convertible debt remain outstanding and continue to be subject to the existing terms of the convertible debt.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the unaudited condensed consolidated balance sheets. The convertible debt was classified as short-term or long-term borrowing based on the length of time between the reporting date and date of early redemption right by the holders. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2024 and 2025, the convertible debt related interest expense was RMB16,729 and RMB16,918, respectively. As of December 31, 2024 and June 30, 2025, the principal amount of the convertible debt was RMB6,316,519 and RMB6,175,845, and the unamortized debt issuance cost was RMB61,622 and RMB51,282, respectively.

# NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*(All amounts in thousands, except for share and per share data)*

## 5 BORROWINGS (CONTINUED)

(2) As of December 31, 2024, the Group obtained secured borrowing from certain banks with a total principal of RMB2,077,803. The annual interest rate of these borrowings is approximately 5-year LPR minus 0.80%. The borrowings are repayable in installment according to the agreement, with the last maturity date at June 21, 2034. The borrowings are denominated in RMB.

As of June 30, 2025, the Group obtained secured borrowing from certain banks with a total principal of RMB2,050,920 in the aggregate. The annual interest rate of these borrowings approximately ranged from 5-year LPR minus 0.81% to 5-year LPR minus 0.65%. The borrowings are repayable in installment according to the agreement, with the last maturity date ranging from June 21, 2034 to February 13, 2037. The borrowings are denominated in RMB. As of June 30, 2025, a total of RMB7,699,459 was undrawn under the secured borrowing.

The borrowings are pledged by certain production plants and land use rights of the Group as of December 31, 2024 and June 30, 2025. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account and requirement on certain financial ratios. The Group is in compliance with all of the loan covenants as of June 30, 2025.

(3) As of December 31, 2024, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB100,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 1.01%. The maturity date was July 26, 2025. The borrowing is denominated in RMB.

As of June 30, 2025, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB50,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 1.01%. The maturity date was July 26, 2025. The borrowing is denominated in RMB. As of June 30, 2025, nil remains undrawn under the credit guaranteed borrowing.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2024 and June 30, 2025. No credit guaranteed borrowing as of December 31, 2024 and June 30, 2025 contain covenants.

(4) As of December 31, 2024 and June 30, 2025, the weighted average interest rate on short-term borrowings excluding convertible debt was 2.64% and 2.71%.

The following table summarizes the aggregate repayment schedule of the Group's borrowings, excluding convertible debt:

|  | For the Twelve Months ending June 30, |
| --- | --- |
| 2026 | 266,660 |
| 2027 | 215,228 |
| 2028 | 218,711 |
| 2029 | 289,398 |
| 2030 | 290,313 |
| Thereafter | 820,610 |

**NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)**

*(All amounts in thousands, except for share and per share data)*

**6    REVENUE DISAGGREGATION**

Revenue by timing of recognition is analyzed as follows:

|  | For the Six Months Ended June 30, | |
|---|---|---|
|  | 2024 | 2025 |
| Revenue recognized at a point in time | 57,000,367 | **55,968,566** |
| Including: Vehicle sales | 54,571,281 | **53,563,718** |
|       Other sales and services | 2,429,086 | **2,404,848** |
| Revenue recognized over time | 311,689 | **203,861** |
| **Total** | 57,312,056 | **56,172,427** |

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the customers. Revenues from other sales and services which are recognized at a point in time primarily include (i) non-warranty after-sales services, (ii) sales of charging stalls, goods from online store and accessories, (iii) certain services under the Li Plus Membership, and (iv) commission service fee. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the customers.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, OTA upgrades and certain services under the Li Plus Membership.

**NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)**

*(All amounts in thousands, except for share and per share data)*

**7    EARNINGS PER SHARE**

Basic and diluted earnings per share have been calculated in accordance with ASC 260 "Earnings Per Share" for the six months ended June 30, 2024 and 2025 as follows:

| | For the Six Months Ended June 30, | |
| --- | ---: | ---: |
| | 2024 | 2025 |
| **Numerator:** | | |
| **Net income attributable to ordinary shareholders of Li Auto Inc.** | 1,695,151 | **1,742,895** |
| Dilution effect arising from convertible debt | 16,729 | **16,918** |
| | | |
| **Net income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net earnings per share** | 1,711,880 | **1,759,813** |
| | | |
| **Denominator:** | | |
| Weighted average ordinary shares outstanding – basic | 1,988,142,132 | **2,010,096,159** |
| Effects of dilutive securities | | |
| Options and RSUs | 79,861,719 | **69,419,024** |
| Convertible debt | 60,861,105 | **60,861,105** |
| | | |
| Weighted average ordinary shares outstanding – diluted | 2,128,864,956 | **2,140,376,288** |
| | | |
| **Basic net earnings per share attributable to ordinary shareholders of Li Auto Inc.** | 0.85 | **0.87** |
| **Diluted net earnings per share attributable to ordinary shareholders of Li Auto Inc.** | 0.80 | **0.82** |

For the six months ended June 30, 2024 and 2025, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021. For the six months ended June 30, 2025, options and RSUs of 2,627,188 on a weighted average basis were excluded from the calculation of diluted net income per share because of their anti-dilutive effect.

# NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*(All amounts in thousands, except for share and per share data)*

**8 TAXATION**

**(a) Value added tax ("VAT")**

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles, sales of charging stalls, goods from online store and accessories in the PRC.

One of the Group's subsidiaries is subject to 13% VAT for sales of self-developed software products. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau.

**(b) Income taxes**

***Cayman Islands***

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

***PRC***

Three and four entities in the Group applied preferential enterprise income tax rate of 15% for the six months ended June 30, 2024 and 2025, respectively, being qualified as "high and new technology enterprise" under the PRC Enterprise Income Tax law (the "EIT Law"). The high and new technology enterprise certificate is effective for a period of three years. One entity is in line with China's Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

One subsidiary was awarded as a Software Enterprise in March 2022 and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. The subsidiary was also approved as a "National Encouraged Key Software Enterprises" in May 2024 and May 2025. Entities recognized as "National Encouraged Key Software Enterprises" will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, the subsidiary was qualified to enjoy the preferential tax rate of 0% in calendar year 2024. The "National Encouraged Key Software Enterprises" status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming "National Encouraged Key Software Enterprises" status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2025, the subsidiary applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of June 30, 2025.

# NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*(All amounts in thousands, except for share and per share data)*

## 8 TAXATION (CONTINUED)

### (b) Income taxes (Continued)

#### PRC (Continued)

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax ("STA") of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "Super R&D Deduction"). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% continues to be applied from January 1, 2023, until when new announcement is released by STA of the PRC.

# NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*(All amounts in thousands, except for share and per share data)*

## 8    TAXATION (CONTINUED)

### (b)    Income taxes (Continued)

***Withholding tax on undistributed dividends***

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

The Group intends to indefinitely reinvest all the undistributed earnings of PRC subsidiaries and VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend out of PRC; therefore, no withholding tax is expected to be incurred in the foreseeable future.

***Hong Kong***

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

***Singapore***

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-source income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax. The prevailing corporate income tax rate in Singapore is 17%. Additionally, payments of dividends by the subsidiaries incorporated in Singapore to the Company are not subject to any Singapore withholding tax.

***Global Anti-base Erosion Rules***

The Organisation for Economic Co-operation and Development, or the OECD, published the "Global Anti-Base Erosion Model Rules" in 2021, which introduced a global minimum tax of 15% for certain multinational enterprises, or the Pillar Two Rules. Certain jurisdictions in which the Group operates have implemented the Pillar Two Rules. Based on current assessment, the Group does not believe the Pillar Two Rules have a material impact on the Group, and will continue to monitor the legislative progress and assess the impact.

Composition of income tax expense for the periods presented is as follows:

|  | For the Six Months Ended June 30, | |
|  | 2024 | 2025 |
|---|---|---|
| Current income tax expense | 181,009 | **735,210** |
| Deferred income tax benefit | (19,434) | **(415,382)** |
| **Income tax expense** | 161,575 | **319,828** |

**NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)**

*(All amounts in thousands, except for share and per share data)*

**8    TAXATION (CONTINUED)**

**(c)    Consumption tax**

The Group is subject to consumption tax rate of 3% and related surcharge for the sales of extended-range electric passenger vehicles.

**9    DIVIDEND**

The Board did not recommend the distribution of any interim dividend for the six months ended June 30, 2024 and 2025.

**PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT**

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The interim report for the six months ended June 30, 2025 will be made available for review on the same websites in due course.

By order of the Board
**Li Auto Inc.**
**Li Xiang**
*Chairman*

Hong Kong, August 28, 2025

*As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Zhao Hongqiang, and Mr. Jiang Zhenyu as independent non-executive directors.*